WESTPORT INNOVATIONS INC.

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

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Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on April 12, 2012

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

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8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 PM, Pacific Time, on Friday, April 10, 2012.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch tone telephone.	•	Go to the following web site: www.investorvote.com

1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of common shares of Westport Innovations Inc. (the "Corporation") hereby appoint: David R. Demers, Chief Executive Officer, or failing him, W. Chipman Johnston, Secretary of the Meeting,	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Westport Innovations Inc. to be held at the Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia, on April 12, 2012 at 2:00 PM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. John. A. Beaulieu	☐	☐	02. Warren J. Baker	☐	☐	03. M.A. (Jill) Bodkin	☐	☐

04. David R. Demers	☐	☐	05. Dezsö J. Horváth	☐	☐	06. Douglas King	☐	☐	Fold

07. Sarah Liao Sau Tung	☐	☐	08. Albert Maringer	☐	☐	09. Gottfried (Guff) Muench	☐	☐

	For	Withhold

2. Appointment of Auditors
Appointment of KPMG LLP as Auditors of the Corporation and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against

3. Amendment of Articles
To approve the amendment of the Corporation's articles of incorporation to allow for meetings of shareholders to be permitted in such location as the Directors of the Corporation may determine, and either inside or outside of Alberta, all as described in the Information Circular of the Corporation dated February 28, 2012 and accompanying this proxy.	☐	☐

	For	Against
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4. Amendment of Omnibus Plan
To approve the amendment of the Corporation’s Omnibus Incentive Plan to provide for an increase in the number of awards available for issuance thereunder, as well as other changes, all as described in the Information Circular of the Corporation dated February 28, 2012 and accompanying this proxy.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

Please note, interim and annual financial statements and Management's Discussion are always available, when released, on the Westport website, www.westport.com. Westport encourages you to make this environmentally responsible choice.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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